Exhibit 12.2

NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

EARNINGS AS DEFINED:

Income (Loss) From Continuing Operations After Interest Charges	$161,280	$236,273	$224,540	$132,734	$104,312	$19,277	$(235,070)
Income Taxes	83,498	123,402	117,510	63,995	56,572	(614)	(131,784)

Income (Loss) From Continuing Operations before Income Taxes	244,778	359,675	342,050	196,729	160,884	18,663	(366,854)

Fixed Charges	143,497	145,750	190,333	159,776	145,055	195,342	137,968
Capitalized Interest (allowance for borrowed funds used during construction)	(9,189)	(10,050)	(11,614)	(23,187)	(5,738)	(2,700)	(3,412)

Total	$379,086	$495,375	$520,769	$333,318	$300,201	$211,305	$(232,298)

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$143,497	$145,750	$190,333	$159,776	$145,055	$195,342	$137,968

Total	$143,497	$145,750	$190,333	$159,776	$145,055	$195,342	$137,968

RATIO OF EARNINGS TO FIXED CHARGES	2.64	3.40	2.74	2.09	2.07	1.08	-

DEFICIENCY	$-	$-	$-	$-	$-	$-	$370,266

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest. “Earnings” represents pre-tax income (or loss) from continuing operations before fixed charges (excluding capitalized interest).